THE GUARDIAN INSURANCE & ANNUITY COMPANY INC.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT RIDER

Upon a Covered Death, this rider provides for an enhanced death benefit that may be greater than the death benefit provided under the Basic Contract.

This rider is attached to the Basic Contract and is subject to all of the applicable provisions of the Basic Contract. In the case of any conflict between the provisions of the Basic Contract and this rider, the provisions of the rider will control.

Definitions

Terms used in this rider that are not described below have the meaning ascribed in the Basic Contract to which this rider is attached.

Covered Death

Under this rider, a death benefit may be payable upon the death of:

•	any Owner under the Basic Contract, or in the event of a Non-Natural Owner, the Annuitant; and

•

a spouse that continues the Basic Contract in accordance with the Spousal Continuation section of the Basic Contract and the age of the surviving spouse on the effective date of the spousal continuation is under age 76.

This rider must be in force and we must receive Due Proof of Death in Good Order at our Customer Service Office that the Covered Death occurred prior to the Annuity Commencement Date in order for a death benefit to be paid.

Highest Anniversary Value Death Benefit (HAVDB)

The Highest Anniversary Value Death Benefit (HAVDB) provided by this rider is determined as follows:

•	On the Issue Date, the HAVDB is equal to the initial premium payment.

•	On each Valuation Date that we receive an additional premium payment in Good Order at our Customer Service Office we will increase the HAVDB by the amount of that premium payment.

•

On each Contract Anniversary up to and including the Contract Anniversary stated on the Contract Data page, we will increase the HAVDB to equal the Accumulation Value on that Contract Anniversary if the Accumulation Value exceeds the HAVDB then in effect.

•	On each Valuation Date that a withdrawal is made, we will decrease the HAVDB by the Adjusted Withdrawal Amount described below, any Surrender Charges paid thereon.

•

On the Valuation Date that a change in Owner, or in the event of a Non-Natural Owner, a change in the Annuitant, is effective, the HAVDB will be set to equal the Accumulation Value as of that Valuation Date even if the Accumulation Value is lower than the HAVDB on that Valuation Date.

The HAVDB will be payable if, on the date the death benefit under the Basic Contract is calculated, the HAVDB is greater than the death benefit provided by the Basic Contract or any other death benefit rider that may be attached to the Basic Contract.

Spousal Continuation of Rider

If upon the death of an Owner under the Basic Contract, the surviving spouse elects to continue the Basic Contract in accordance with its terms:

•

in lieu of the amount that would have been credited to the Allocation Options under the Spousal Continuation section of the Basic Contract, we will credit the difference between the HAVDB that would have been paid as death benefit proceeds and the Accumulation Value on the applicable Valuation Date to the Allocation Options in accordance with the current allocation instructions under the Basic Contract if the HAVDB exceeds the Accumulation Value at that time; or

•	we will increase the HAVDB to equal the Accumulation Value, if the HAVDB is less than the Accumulation Value on the applicable Valuation Date.

13-HAVDB SVA	[CONTRACT NUMBER]

We will thereafter continue to calculate the HAVDB as described above. If upon the death of the surviving spouse the HAVDB exceeds the Accumulation Value and any death benefit proceeds are not distributed as a lump sum, we will credit the difference between the HAVDB that would have been paid as death benefit proceeds and the Accumulation Value on the applicable Valuation Date to the Allocation Options in accordance with the current allocation instructions under the Basic Contract. The Beneficiaries may not continue this rider and this rider will terminate.

Adjusted Withdrawal Amount

The Adjusted Withdrawal Amount for each withdrawal is the greater of the dollar amount of the withdrawal or the amount determined by:

(i)	dividing the amount of each withdrawal, including any applicable Surrender Charges, by the Accumulation Value immediately before that withdrawal; and

(ii)	multiplying the result of (i) by the HAVDB immediately prior to the withdrawal.

Distribution of the HAVDB

The HAVDB will be distributed in the same manner as the Basic Contract death benefit.

Rider Charge

While this rider is in force, we will assess the rider charge shown on the Contract Data page. The charge will be applied as a percentage of the value of the assets allocated to each Variable Investment Option for expenses related to the provision of this rider. The Contract Data page shows the effective annual percentage for this rider charge.

Issue Date

The issue date of this rider is the Issue Date of the Basic Contract.

Termination

This rider terminates on the earliest of the following:

•	the date a death benefit for a Covered Death is calculated under this rider and the Basic Contract is not continued in accordance with the Spousal Continuation section of the Basic Contract; or

•

the date the Basic Contract is continued in accordance with the Spousal Continuation section of the Basic Contract and the surviving spouse is 76 or older on the effective date of the spousal continuation; or

•

the date a death benefit under this rider is paid upon the death of a surviving spouse that has continued the Basic Contract in accordance with the Spousal Continuation section of the Basic Contract; or

•	the date the Accumulation Value under the Basic Contract is zero; or

•	the Basic Contract’s Annuity Commencement Date.

Other than as set forth above, you may not terminate this rider. You may not reinstate this rider once it terminates.

The Guardian Insurance & Annuity Company, Inc.

Secretary

13-HAVDB SVA	[CONTRACT NUMBER]